October 10, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.
Form 10-K
Filed February 24, 2012
File No. 1-33209

Dear Mr. O’Brien:

This letter responds to the comments raised in your letter dated September 25, 2012 regarding your review of the Form 10-K for Fiscal Year Ended December 31, 2011 (the “Form 10-K”) of Altra Holdings, Inc. (“we” or the “Company”). We have repeated your comments 1 through 3 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies, page 35

1.	Comment: We have read your response to comment 1 in our letter dated August 29, 2012, and Appendix A. Notwithstanding your ongoing re-evaluation described in your letter, in MD&A in future filings, please disclose the extent to which specific operating segments have a disproportionate impact on sales and/or gross margin. Absent such disclosure, investors may be surprised by the disproportionate impact any future adverse variance in one of your high margin product lines may have on consolidated operating results. Refer to Section 501.12.b.4 of the FRC.

Response: We advise the staff that in future filings that, to the extent applicable, in MD&A, we will disclose the extent to which specific operating segments may have a disproportionate impact on sales and/or gross margins in accordance with Section 501.12.b.4 of the FRC.

Form 10-Q for the period ended June 30, 2012

15.	Guarantor Subsidiaries, page 15

2.

Comment: We have read your responses to comments 4 and 5 in our letter dated August 29, 2012. In your response to comment 4 on page 6 of your letter, we note from the direct cash flows provided that you have included principal receipts of intercompany loans as both operating and financing activities for the year ended December 31, 2011. For the quarter ended March 31,

Terence O’Brien

Securities and Exchange Commission

October 10, 2012

2012, however, principal receipts of intercompany loans are shown only as financing activities. It appears these transactions should be classified as only financing activities in the statements of cash flows consistent with the guidance in ASC 230-10-45 and 830-230-55-2. Please advise or revise future filings accordingly. If the information contained in your letter is accurate, please clarify the foregoing classifications and provide a SAB 99 analysis if there is an error in any of the amounts shown for fiscal years 2009, 2010 and 2011, as well as the two quarters of fiscal 2012, and the comparative year-ago periods.

Response: We advise the staff that the direct cash flow for the operating cash flows for the period ended December 31, 2011 included in our previous response of September 14, 2012 erroneously categorized the receipt of $3,413 (thousand) of intercompany loan – interest as “Receipt of intercompany loan – principal”. We have reviewed our filings for the fiscal years 2009, 2010 and 2011, as well as the two quarters of fiscal 2012, and the comparative year-ago periods and have determined that the amounts presented in those filings are consistent with the guidance in ASC 230-10-45 and 830-230-55-2.

Terence O’Brien

Securities and Exchange Commission

October 10, 2012

Please see the revised direct cash flow for the period ended December 31, 2011 below (in thousands):

Year to Date Period ended December 31, 2011

Cash flows from Operating Activities

Payment of interest on Senior Secured Notes	$(16,864)
Payment of prepayment premium on Senior Secured Notes	(347)
Payment of interest on Convertible Notes	(1,130)
Receipt of intercompany loan—interest	21,754
Other	(245)

Total cash flows from operating activities	3,168

Cash flows from Financing Activities

Proceeds from issuance of Convertible Notes	85,000
Intercompany Loan to guarantor	(85,000)
Principal payment on Senior Secured Notes	(11,955)
Receipt of intercompany loan—principal	11,955
Payment of debt issuance costs	(3,413)
Other	245

Total cash flows from financing activities	$(3,168)

3.	Comment: Finally, we note from pages 82 and 85 of the Form 10-K that the Issuer’s equity income during 2010 is also different on the statement of income and statement of cash flows, respectively. Please clarify this in your response letter in light of the above comments.

Response: We advise the staff that we identified the same presentation error in the Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2010 as previously noted with respect to other periods in our letter of September 15, 2012.

The nature of the error was related to the non-guarantor subsidiaries that consolidate into the guarantor subsidiaries under the equity method of accounting. In the original Form 10-K filing for the period ended December 31, 2010, we did not appropriately show the undistributed equity in earnings of subsidiaries at the guarantor subsidiary level.

Terence O’Brien

Securities and Exchange Commission

October 10, 2012

The table below provides disclosure of the changes to the guarantor footnote for the condensed consolidating cash flows and for the condensed consolidating statement of income for the year ended December 31, 2010. These items do not impact the consolidated Balance Sheet, Statement of Comprehensive Income or Statement of Cash Flows. As a result, we will make these corrections in future filings.

	Year Ended December 31, 2010
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Undistributed equity in earnings of subsidiaries per Consolidating Statement of Cash Flows
As Reported	(37,277)	—	—	37,277	—
As Adjusted	(20,586)	(15,512)	—	36,098	—
Net cash (used in) provided by operating activities per Consolidating Statement of Cash Flows
As Reported	(10,918)	38,332	15,350	—	42,764
As Adjusted	5,773	21,641	15,350	—	42,764
Undistributed equity in earnings of subsidiaries per Consolidating Statement of Income
As Reported	34,213	—	—	(34,213)	—
As Adjusted	20,586	15,512	—	(36,098)	—

Terence O’Brien

Securities and Exchange Commission

October 10, 2012

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely, ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch Chief Financial Officer

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